EXHIBIT 99.1

Caledonia Mining Corporation Plc: Transaction to sell solar plant

ST HELIER, Jersey, Oct. 01, 2024 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) (“Caledonia” or “the Company”) is pleased to announce that it has signed a conditional sale agreement for the entire issued share capital of its Zimbabwe subsidiary, Caledonia Mining Services (Private) Limited (“CMS”), which owns and operates the 12.2MWac solar plant that supplies power to Blanket Mine. CMS is to be sold to CrossBoundary Energy Holdings (“CBE”) for $22.35 million, payable in cash, and the power generation of the solar plant will continue to be sold to Blanket Mine by way of a power purchase agreement.

Highlights

  Upon completion of the sale, Caledonia will realise a profit on the $14.3 million construction cost by selling the plant for $22.35 million.
  Completion of the sale will return capital to Caledonia at a key moment in the Company’s growth trajectory.
  Caledonia will retain the exclusive energy off take, ensuring approximately a fifth of Blanket Mine’s daily electricity requirement continues to be met by renewable power.
  CBE has been invited to tender for an expansion of the solar plant to deliver further renewable energy to Blanket Mine.

The construction of the solar plant was initially financed by a registered offering of Caledonia’s shares in the US in 2020 and this raised $13 million through the issue of 597,963 shares.

Since commissioning in February 2023, the solar plant has generated over 47,350Mwh of power, and profits attributable to the solar plant for the year ended December 31, 2023 were $728,023. The power generated from the solar plant has significantly reduced the use of diesel generators and grid power at Blanket Mine, ensuring approximately a fifth of the mine’s daily electricity needs are met by solar power. The plant will continue to supply Blanket Mine under an exclusive power purchase agreement.

The sales consideration will be reinvested in Caledonia's other projects that are expected to yield a higher return to our shareholders and will have the added benefit of focussing management's attention on our core business of gold mining and exploration.

CrossBoundary Energy is a leading developer, owner and operator of distributed renewable energy solutions for businesses across Africa, providing cheaper and cleaner energy through power purchase and lease agreements. CBE provides tailored, fully financed renewable energy solutions to its corporate customers allowing them to avoid upfront capital expenditure and technical risks, whilst still benefitting from cheaper, cleaner, and more reliable power. Through close collaboration with its partners, CBE provides renewable energy solutions that adapt to the needs of their clients including designing, building, financing, and maintaining renewable energy installations.

CBE was launched by the CrossBoundary Group, a mission-driven investment firm, in 2015 as Sub-Saharan Africa's first provider of fully financed commercial-industrial solar solutions. It currently operates in over fourteen African countries and has a large portfolio of renewable energy infrastructure projects across the continent. In addition to mining, CBE’s clients include leading local manufacturers and multinational corporations such as Diageo, Heineken, and Unilever. Completion of the purchase is subject to various conditions precedent, including obtaining local regulatory approvals and the installation of some upgraded equipment, which are anticipated to take a few months to satisfy.

Commenting on the announcement, Mark Learmonth, Chief Executive Officer, said:

“We are pleased to have signed this agreement to sell the solar plant which, upon completion, will enable us to redeploy capital to our core business of mining.

“Whilst the sale will generate an immediate profit for the Company, more importantly we have identified an experienced partner in CBE which brings vast expertise in delivering and running renewable energy projects.

“We look forward to developing a strong relationship with CBE - we are already working with them to deliver a meaningful extension to the plant, and we will be considering renewable energy solutions at our other development projects in due course.”

Matthew Tilleard, Managing Partner at CrossBoundary Energy, said:

“CrossBoundary Energy’s mission is to provide affordable, clean power solutions to underserved markets, and we achieve this by deploying capital into energy projects that enable businesses to focus on their core operations. Our partnership with Caledonia demonstrates the efficacy of this model for the mining sector, benefiting the mine’s operations and ultimately enabling sustainable mining. We look forward to pursuing these acquisitions with miners across the continent.”

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Panmure Liberum (Joint Broker) Scott Mathieson/ Matt Hogg	Tel: +44 20 3100 2000

Camarco, Financial PR (UK) Gordon Poole Julia Tilley Elfie Kent	Tel: +44 20 3757 4980

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Note: The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: the satisfaction of conditions precedent in connection with the sale agreement and the completion of the sale, the continued supply and sale of power under the power purchase agreement, any increase in the size of the solar power plant and the development of new plants at other projects. The forward-looking information contained in this news release is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: the establishment of estimated resources and reserves, the grade and recovery of minerals which are mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, the representativeness of mineralization being accurate, success of planned metallurgical test-work, capital availability and accuracy of estimated operating costs, obtaining required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects, the assessment of the existing capital intensity of the Bilboes gold project and Caledonia’s experience of project development in Zimbabwe and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to the completion of the sale, risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.